“Advancing Uranium”

NEWS RELEASE

Crosshair appoints new Chief Financial Officer

Dated: August 2, 2007

AMEX: CXZ, TSX-V: CXX

Crosshair Exploration and Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the appointment of Mr. Douglas R. Brett as Chief Financial Officer.

Mr. Brett has more than 20 years experience in public practice accounting. He was the Chief Financial Officer of bcMetals Corporation from August 2003 to February 2007 and has served as an officer and director of other public companies. Mr. Brett is a Chartered Accountant and has been a member of the Institute of Chartered Accountants of British Columbia since December 1982. He obtained his B.Sc. in computer science and mathematics from the University of British Columbia.

The Company is granting to Mr. Brett, under the terms of its stock option plan, options to purchase up to 200,000 common shares at a price of $2.03 per share.  The options are subject to vesting over a two year period and have an expiry date of August 1, 2012.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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